1465 Brenton Street, Suite 501, PO Box 36012, Halifax, NS B3J 3S9

July 30, 2004

Toronto Stock Exchange	Nova Scotia Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
L’Autorité des marchés financiers	Saskatchewan Securities Commission
Alberta Securities Commission	Securities Commission of Newfoundland
The Manitoba Securities Commission

Dear Sirs:

Subject:         NovaGold Resources Inc.

We confirm that the following material was sent by pre-paid mail on July 29, 2004, to the individuals who appear on the supplemental mail list of the subject Corporation:

  Second Quarter Report to Shareholders for the period Ended May 31, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

“C. Nielsen”

Colleen Nielsen
Account Officer
Computershare Trust Company of Canada